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                            January 18, 2023

       David Hamamoto
       Co-Chief Executive Officer
       DiamondHead Holdings Corp.
       250 Park Ave., 7th Floor
       New York, New York 10177

                                                        Re: DiamondHead
Holdings Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed December 27,
2022
                                                            File No. 333-267820

       Dear David Hamamoto:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022, letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 70

   1. We note your response to our comment 8 and your revisions to your filing. Please address the following:
                                                            We continue to be
unclear what your basis for the assumption that closing
                                                             indebtedness less
closing cash will be $93 million. Please clarify for us and in your filing your basis
for this assumption.
                                                            Please revise your
disclosure in note 1 and note 6 to your unaudited pro forma
                                                             condensed combined
financial information to discuss this variability. Your revisions should include
quantitative information. Reference is made to Rule 11-02 of
                                                             Regulation S-X.
 David Hamamoto
DiamondHead Holdings Corp.
January 18, 2023
Page 2
Executive Compensation of GSH , page 202

2. Please update the compensation disclosure to include compensation for fiscal year ended
      December 31, 2022.
       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Hamamoto
                                                          Division of
Corporation Finance
Comapany NameDiamondHead Holdings Corp.
                                                          Office of Real Estate
& Construction
January 18, 2023 Page 2
cc:       Robert Downes
FirstName LastName